UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
(Amendment No.     )(1)

CLINICAL DATA, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

18725U109

(CUSIP Number)

OCTOBER 6, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy Global Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy Global, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy Global, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IN; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Structured Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

(1)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Structured Multi-Strategy, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(2)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

(2)  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Targeted Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 552,742 shares of Common Stock(3)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 552,742 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,742 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

(3)  See Footnote in Item 4 below.

Item 1.
(a)	Name of Issuer Clinical Data, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices One Gateway Center, Suite 411 Newton, Massachusetts 02458

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Ritchie Multi-Strategy Global Trading, Ltd.

c/o Caledonian Bank & Trust Limited

Caledonian House

P.O. Box 1043GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Capital Management, L.L.C.

2100 Enterprise Avenue

Geneva, Illinois 60134

Delaware limited liability company

Ritchie Multi-Strategy Global, L.L.C.

2100 Enterprise Avenue

Geneva, Illinois 60134

Illinois limited liability company

Ritchie Multi-Strategy Global, Ltd.

c/o Caledonian Bank & Trust Limited

Caledonian House

P.O. Box 1043GT

George Town, Grand Cayman

Cayman Islands exempted company

THR, Inc.

2100 Enterprise Avenue

Geneva, Illinois 60134

Illinois corporation

A.R. Thane Ritchie

2100 Enterprise Avenue

Geneva, Illinois 60134

U.S. Citizen

Ritchie Capital Management, Ltd.

c/o dms Management, Ltd.

Ansbacher House

P.O. Box 31910 SMB

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Long/Short Trading, Ltd.

c/o M&C Corporate Services Ltd.

Ugland House

P.O. Box 309GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Long/Short (Cayman), Ltd.

c/o M&C Corporate Services Ltd.

Ugland House

P.O. Box 309GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Multi-Strategy Trading, Ltd.

c/o M&C Corporate Services Ltd.

Ugland House

P.O. Box 309GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Multi-Strategy (Cayman), Ltd.

c/o M&C Corporate Services Ltd.

Ugland House

P.O. Box 309GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Multi-Strategy, L.L.C.

2100 Enterprise Avenue

Geneva, Illinois 60134

Delaware limited liability company

Ritchie Structured Investments, Ltd.

c/o Caledonian Bank & Trust Limited

Caledonian House

P.O. Box 1043GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Structured Multi-Strategy, Ltd.

c/o Caledonian Bank & Trust Limited

Caledonian House

P.O. Box 1043GT

George Town, Grand Cayman

Cayman Islands exempted company

Ritchie Targeted Investments, Ltd.

c/o Caledonian Bank & Trust Limited

Caledonian House

P.O. Box 1043GT

George Town, Grand Cayman

Cayman Islands exempted company

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint Schedule 13G.

	(d)	Title of Class of Securities Common Stock, $.01 par value per share (“Common Stock”)
	(e)	CUSIP Number 18725U109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 552,742 shares of Common Stock(2)
(b)

Percent of class:

7.7%
(The percentage beneficial ownership was calculated based on 7,193,614 shares of Common Stock outstanding, which number assumes the exercise or conversion of all convertible securities exercisable or convertible within 60 days of the date hereof granted by the Company to the reporting persons hereunder to purchase shares of Common Stock.)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote - 0 -
		(ii)	Shared power to vote or to direct the vote 552,742 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition of - 0 –

(2)  On October 6, 2005 (the “Merger Date”), upon the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 20, 2005, among the Company, Safari Acquisition Corp. and Genaissance Pharmaceuticals, Inc. (“Genaissance”), as amended, (i) Ritchie Multi-Strategy Global Trading, Ltd. (“Ritchie Multi-Strategy”) received (a) 51,675 shares of Common Stock and (b) 484,070 shares of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”), in each case in exchange for shares of common or preferred stock of Genaissance held by Ritchie Multi-Strategy immediately prior to the Merger Date, and (ii) Ritchie Long/Short Trading, Ltd. received a warrant to purchase 16,997 shares of Common Stock at an exercise price of $64.17 per share in exchange for a warrant to purchase common stock of Genaissance held by Ritchie Long/Short Trading, Ltd. immediately prior to the Merger Date.  Ritchie Multi-Strategy has the right to convert, from time to time and at any time, each share of Series A Preferred Stock into 1 share of Common Stock (subject to adjustment pursuant to the terms of the Series A Preferred Stock); provided, that under specified circumstances, the Company can require Ritchie Multi-Strategy to convert all of its shares of Series A Preferred Stock into Common Stock.

(iv) Shared power to dispose or to direct the disposition of 552,742 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2005

RITCHIE MULTI-STRATEGY GLOBAL TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Michael J. Allara*
	Name:		Michael J. Allara
	Title:		Attorney-in-fact

RITCHIE MULTI-STRATEGY GLOBAL, L.L.C.

By:	Ritchie Capital Management, L.L.C., its
Managing Member

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY GLOBAL, LTD.

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

THR, INC.

By:	/s/ Michael J. Allara *
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

/s/ Michael J. Allara*
A.R. Thane Ritchie

RITCHIE CAPITAL MANAGEMENT, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE LONG/SHORT TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE LONG/SHORT (CAYMAN), LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY (CAYMAN), LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY, L.L.C.

By:	Ritchie Partners, L.L.C., its
Managing Member

	By:	/s/ Michael J. Allara
		Name:	Michael J. Allara
		Title:	Manager

RITCHIE STRUCTURED INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE STRUCTURED MULTI-STRATEGY, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE TARGETED INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

* Michael J. Allara is signing on behalf of A.R. Thane Ritchie as attorney-in-fact pursuant to a power of attorney dated March 12, 2004 (filed as Exhibit 2 to the Reporting Persons’ Schedule 13G (Amendment No. 2) relating to Genaissance Pharmaceuticals, Inc. dated June 29, 2004 and filed with the Securities and Exchange Commission on July 14, 2004), which is hereby incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1	Joint Filing Agreement, dated as of October 14, 2005, among each of the Filing Persons.

2

Investor Rights Agreement, dated as of June 20, 2005, between Clinical Data, Inc. and Ritchie Multi-Strategy Global Trading, Ltd. (formerly known as RAM Trading, Ltd.) (incorporated herein by reference to Exhibit 99.1 to Clinical Data, Inc.’s Current Report on Form 8-K (File No. 000-12716) filed on June 24, 2005).

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